UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 7, 2019

(Date of earliest event reported)

Alzamend Neuro, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of

Incorporation or Organization)

3802 Spectrum Blvd., Suite #112C, Tampa, FL 33612

(Full mailing address of principal executive offices)

(844) 722-6333

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value 0.0001 per share

ITEM 7.01	REGULATION FD DISCLOSURE.

Alzamend Neuro Inc., a Delaware corporation (the “Company”) will participate in a series of private off-site meetings during the JP Morgan Healthcare Conference being held from January 7 through January 9, 2019 in San Francisco. The Company will have Stephan Jackman, its CEO and Milton “Todd” Ault, III, its Executive Chairman, discuss the contents of a presentation prepared by the Company (the “Corporate Presentation”) at each of these meetings. The Corporate Presentation includes an overview of the Company and its management team, provides some updates on the Company’s business progress and its prospective plans for 2019 and beyond, and an overview of the company’s therapeutic treatments targeting Alzheimer’s disease, which is attached hereto as Exhibit 99.1.

The information contained in this Current Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information contained in this Current Report on Form 1-U constitutes material investor information that is not otherwise publicly available.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

The following exhibits are furnished herewith:

Exhibit No.	Description
99.1	Corporate Presentation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Alzamend Neuro Inc.

By: /s/	Stephan Jackman, CEO
(Signature and Title)

Date: January 7, 2019